SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD. 6-K Items 1. On Track Innovations Ltd. Press Release dated December 16, 2002.

ITEM 1

Business News

OTI Delivers Contactless Payment Technology for MasterCard PayPass™

Rosh Pina, Israel – December 16, 2002 – OTI (NASDAQ: OTIV, Neuer Markt: OT5) a global provider of contactless smart card technology and product solutions, today announced that it is providing some of the technology behind MasterCard PayPass™, a new “contactless” card payment program that provides consumers with a simpler way to pay.

Using MasterCard PayPass, consumers simply tap or wave their payment card on a specially equipped merchant terminal that then transmits payment details wirelessly, eliminating the need to swipe the card through a reader. The new solution is ideal for traditional cash-only environments where speed is essential, such as quick serve and casual restaurants, gas stations and movie theaters.

MasterCard is currently working with leading financial institutions to trial MasterCard PayPass with numerous merchants in the Orlando, Florida area. Since the MasterCard PayPass card can be used exactly like existing magnetic stripe cards in addition to the new PayPass feature, consumers can also use it at any of MasterCard’s more than 29 million acceptance locations around the world.

Ohad Bashan, President & CEO, of OTI America Inc., said: “OTI is pleased to work with MasterCard International as a premier solution provider for the Orlando pilot, as well as their initial employee tests. OTI is providing MasterCard and its partners with a broad range of products, including the card technology, card reader solutions, drive through solutions and personalization systems.”

The MasterCard PayPass trial program is designed to test the real-world applications of a contactless payment card. This test builds upon the successful employee pilot that recently took place at MasterCard’s Purchase, New York headquarters. MasterCard PayPass is MasterCard’s global program name and it has already been approved for use in MasterCard’s key markets. Additional information is available at www.paypass.com.

About OTI

Established in 1990, OTI (On Track Innovations) designs and develops contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for mass transit, parking, gas management systems, loyalty schemes, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

For more information contact: Company Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Investors Marilena LaRosa Investor Relations 212-983-1702 ext. 208 mlarosa@annemcbride.com	Investors Can Onen Investor Relations 212-983-1702 ext. 212 conen@annemcbride.com

        This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: December 17, 2002